EXHIBIT 99.1

Subsidiary:	ChoiceOne Bank

Item 3 status:	ChoiceOne Financial Services, Inc. is a parent holding company.

ChoiceOne Bank is a Bank as defined in Section 3(a)(6) of the Act.

ChoiceOne Bank 401(k) and Employee Stock Ownership Plan is an employee benefit plan as defined in Section 3(3) of ERISA and subject to the provisions of ERISA.